VIRBAC CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from ___________ to _______________

COMMISSION FILE NUMBER: 0-24312

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIRBAC CORPORATION
(f/k/a Agri-Nutrition Group Limited)
3200 Meacham Boulevard
Fort Worth, Texas 76137
Telephone: (817) 831-5030

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Financial Statements
For the Years Ended December 31, 2005 and 2004
(With Independent Auditors’ Report Thereon)

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS’ REPORT
To the Plan Administrator
Virbac Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Virbac Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary schedule of assets held at end of year as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
HARTMAN LEITO & BOLT, LLP
/s/ HARTMAN LEITO & BOLT, LLP
June 29, 2006
Fort Worth, Texas

(1)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

ASSETS:
Investments at fair value	$8,884,623	$7,916,986
Investments at contract value	303,157	332,840
Participant loans	222,521	135,962

Total assets	9,410,301	8,385,788

LIABILITIES	—	—

Net assets available for benefits	$9,410,301	$8,385,788

The accompanying notes are an integral part of the financial statements.

(2)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Employee	$811,885	$741,789
Employer	514,020	477,130
Other	—	152,843
Investment income:
Interest and dividends	48,021	44,620
Net change in fair value of investments	607,229	10,944
Other	23,749	3,448

Total additions	2,004,904	1,430,774

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	935,495	331,207
Administrative expenses	42,558	35,430
Other	2,338	8,759

Total deductions	980,391	375,396

Increase in net assets available for benefits	1,024,513	1,055,378

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,385,788	7,330,410

End of year	$9,410,301	$8,385,788

The accompanying notes are an integral part of the financial statements.

(3)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Accounting

Virbac Corporation Retirement Savings Plan (the “Plan”) maintains its accounting records on the accrual basis.

(b)	Investment Valuation and Income Recognition

At December 31, of each year, the Plan’s assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
2.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

In 1999, Agri-Nutrition Group Limited merged with Virbac Corporation, a U.S. subsidiary of a French manufacturer, to form a new company. In 2001, Virbac Corporation merged its existing defined contribution plan with Agri-Nutrition Group Limited Retirement Savings Plan to form Virbac Corporation Retirement Savings Plan.

The Plan is a defined contribution plan covering all eligible employees of Virbac Corporation. The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have attained the age of 18 are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company’s matching and discretionary contributions according to the following schedule:

One year of service	33-1/3%
Two years of service	66-2/3%
Three years of service or more	100%
(Continued)

(4)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004
2.	DESCRIPTION OF PLAN (Continued)

Each participant may elect to contribute from 1% up to 50% (up to 20% at December 31, 2004) of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease its rate of basic contribution or investment percentage of each fund on the first day of each quarter. The Company contributes to the Plan an amount equal to 100% of participant contributions, not to exceed six percent of the participant’s eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

In addition to the Company’s matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the board of directors. The Company’s discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 2005 and 2004.

Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their accounts, which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Stable Value Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, Mid Cap Stock Index Fund, Total Bond Market Index Fund, Advisor Equity Income Index Fund, Aggressive Growth Fund, Ultra Investment Fund, T.Rowe Price New Horizons Fund, T. Rowe Price Small Cap Stock Index Fund, International Equity-A Fund, Lifetime Str. Income Fund, Lifetime 2010 Fund, Lifetime 2020 Fund, Lifetime 2030 Fund, Lifetime 2040 Fund, Lifetime 2050 Fund and Virbac Corporation Stock Fund.

If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company’s matching and discretionary contributions are allocated to the remaining participants on the basis of their compensation. Forfeited balances can first be used to pay Plan expenses prior to allocation to remaining participants.

Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participant’s with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant’s account will be distributed to the designated beneficiary at his election in the manner described above.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and non-forfeitable.
(Continued)

(5)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004
2.	DESCRIPTION OF PLAN (Continued)

Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50% of the participant’s non-forfeitable accrued benefit or 100% of vested participant contributions and income. The security for each loan shall be an irrevocable pledge and assignment of the non-forfeitable participant’s accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.

3.	INVESTMENTS

The following table presents the fair values of investments as of December 31, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2005		2004
Investments at fair value as determined by quoted market price:
Guaranteed Interest Fund	—		$16,230
Money Market Fund	$44,800		48,417
Bond Emphasis Balanced Fund	299,176		354,595
Large Cap Stock Index Fund	1,546,966	*	1,620,433	*
Lifetime Str. Income	1,125		262
Lifetime 2010	970		264
Lifetime 2020	152,664		96,544
Lifetime 2030	71,349		58,979
Lifetime 2040	998		270
Lifetime 2050	983		271
T. Rowe Price Small Cap Stock Index Fund	375,621		269,005
Mid Cap Stock Index Fund	762,448	*	679,908	*
Stock Emphasis Balanced Fund	378,137		410,356
Stable Value Fund	1,467,350	*	1,125,338	*
Total Bond Market Index Fund	873,332	*	694,457	*
Advisor Equity Income Index Fund	261,025		124,939
Aggressive Growth Fund	532,717	*	484,155	*
Ultra Investment Fund	379,385		431,785	*
T. Rowe Price New Horizons Fund	457,831		461,543	*
International Equity-A Fund	492,999	*	402,525
Virbac Corporation Stock	784,747	*	636,710	*

	8,884,623		7,916,986

Investments at contract value:
Investment contract with Lincoln National Life Insurance Company	136,629		124,943
Investment contract with Americo Financial Life and Annuity Insurance Company	—		52,012
Investment contract with Midland National Life Insurance Company	5,438		5,346
Investment contract with Conseco Annuity Assurance Company	161,090		150,539

	303,157		332,840

Total investments	$9,187,780		$8,249,826

*	represents investments of 5% or more of net assets
(Continued)

(6)

VIRBAC CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004
4.	TAX STATUS OF PLAN

The Plan obtained its latest determination letter dated October 1, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and, therefore, is exempt. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax council believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	PLAN AMENDMENTS

Effective January 1, 2005 the Plan was amended to include the following provision. Elective Deferral Contributions cannot be less than 1% or more than 50% of compensation. This range was previously not less than 1% or more than 20%.

Effective October 25, 2005 the Plan was amended to freeze, for purposes of accepting contributions and transfers, the Company stock. Participants may still contribute funds to the Plan but must divert deferrals to other investments.

Effective July 1, 2005 a Retirement Savings Committee was created to administer the Plan for the participants and their beneficiaries.

6.	RECENTLY ISSUED PRONOUCEMENTS

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in paragraphs 8-11 of the FSP is effective for financial statements for plan years ending after December 13, 2006. The Plan has not early adopted this FSP and is evaluating the impact of this FSP for the year ending December 31, 2006 to determine the impact, if any.
(Continued)

(7)

SUPPLEMENTAL SCHEDULE

VIRBAC CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 41 — Schedule of Assets Held for Investment Purposes at End of Year
EIN: 43-1648680 Plan: 001
For the Year Ended December 31, 2005

[a]	[b]	[c]	[d]	[e]
		Description of investment
	Identity of issue,	including maturity dates,
	borrower, lessor or	rates of interest, collateral,		Current
	similar party	par, or maturity value	Cost	Value

*	Principal Life Insurance Co.	Pooled Separate Accounts Money Market	**	$44,800

*	Principal Life Insurance Co.	Pooled Separate Accounts Bond Emphasis Balanced	**	299,176

*	Principal Life Insurance Co.	Pooled Separate Accounts Large Cap Stock Index	**	1,546,966

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime Str. Income	**	1,125

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime 2010	**	970

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime 2020	**	152,664

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime 2030	**	71,349

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime 2040	**	998

*	Principal Life Insurance Co.	Pooled Separate Accounts Lifetime 2050	**	983

*	Principal Life Insurance Co.	Pooled Separate Accounts Stock Emphasis Balanced	**	378,137

*	Principal Life Insurance Co.	Pooled Separate Accounts Mid Cap Stock Index	**	762,448

	Gartmort Trust Company	Common/collective Trusts Stable Value	**	1,467,350

	Vanguard Corp	Pooled Separate Accounts Total Bond Market Index	**	873,332

	Fidelity	Advisor Equity Income Index	**	261,025

	AIM Family of Funds	Pooled Separate Accounts Aggressive Growth	**	532,717

	American Century	Pooled Separate Accounts Ultra Investment	**	379,385

	T. Rowe Price Funds	Registered Investment Company T. Rowe Price New Horizons	**	457,831

	T. Rowe Price Funds	Pooled Separate Accounts T. Rowe Price Small Cap Stock Index	**	375,621

	Putnam	Pooled Separate Accounts International Equity-A	**	492,999

*	Virbac Corporation	Employer Security — Common Virbac Corporation Stock	**	784,747

	Conseco	Individual Life Insurance Cash Values	**	161,090

	Lincoln National Life	Individual Life Insurance Cash Values	**	136,629

	Midland National Life Insurance	Individual Life Insurance Cash Values	**	5,438

*	Participant Loans	Interest Rates Ranging from 4% to 9.5%		222,521

				$9,410,301

*	Parties-in-interest

**	Cost information omitted for participant directed plans

(8)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRBAC CORPORATION As Plan Administrator for the Virbac Corporation Retirement Savings Plan
By:	\s\ Carole Buys-Michela
Carole Buys-Michela Vice President Human Resources Virbac Corporation Retirement Savings Plan Comittee

Dated: June 29, 2006